Exhibit 12

Exhibit 12: Computation of Ratio of Earnings to Combined Fixed Charges

	Year Ended December 31,
(in thousands)	2005	2004	2003	2002	2001
Including Interest on Deposits
Earnings:
Income before income taxes	$2,829,002	$2,360,064	$1,802,924	$1,451,039	$1,035,420
Fixed charges	2,058,099	1,797,811	1,588,981	1,475,827	1,189,454

Earnings, for computation purposes	4,887,101	4,157,875	3,391,905	2,926,866	2,224,874

Fixed Charges:
Interest expense on deposits, senior and subordinated, and other borrowings	2,046,639	1,791,442	1,582,565	1,461,654	1,171,007
Portion of rent expense representative of interest	11,460	6,369	6,416	14,173	18,447

Total fixed charges, including interest on deposits, for computation purposes	$2,058,099	$1,797,811	$1,588,981	$1,475,827	$1,189,454

Ratio of earnings to fixed charges, including interest on deposits	2.37	2.31	2.13	1.98	1.87

Excluding Interest on Deposits
Earnings:
Income before income taxes	$2,829,002	$2,360,064	$1,802,924	1,451,039	$1,035,420
Fixed charges	884,962	788,266	697,331	663,938	548,984

Earnings, for computation purposes	3,713,964	3,148,330	2,500,255	2,114,977	1,584,404

Fixed Charges:
Interest expense on deposits, senior and subordinated, and other borrowings	2,046,639	1,791,442	1,582,565	1,461,654	1,171,007
Portion of rent expense representative of interest	11,460	6,369	6,416	14,173	18,447
Interest expense on deposits	(1,173,137)	(1,009,545)	(891,650)	(811,889)	(640,470)

Total fixed charges, excluding interest on deposits, for computation purposes	$884,962	$788,266	$697,331	$663,938	$548,984

Ratio of earnings to fixed charges, excluding interest on deposits	4.20	3.99	3.59	3.19	2.89